EXHIBIT 99.1

Huazhu Group Limited Announces Acquisition of Deutsche Hospitality

SHANGHAI, China, Nov. 04, 2019 (GLOBE NEWSWIRE) -- Huazhu Group Limited (“Huazhu” or the "Company") today announced that the Company, through its wholly owned subsidiary China Lodging Holding Singapore, entered into a share purchase agreement ("Agreement") to acquire all shares in Steigenberger Hotels Aktiengesellschaft, Germany (“Deutsche Hospitality”), for a base cash consideration of about €700 million, which is subject to net working capital and other post-closing adjustments as provided in the Agreement. The acquisition is subject to regulatory approvals and certain other closing conditions, and is expected to close on or around early next year.

Huazhu's management will disclose in more details on the upcoming Q3 2019 earnings call scheduled at 8 p.m. ET, Tuesday, November 12, 2019 (or 9 a.m. on Wednesday, November 13, 2019 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (845) 675 0437 (for callers in the US), +86 400 620 8038 (for callers in China Mainland), +852 3018 6771 (for callers in Hong Kong) or +65 6713 5090 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 6577616.

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor. As of September 30, 2019, Huazhu operated 5,151 hotels with 504,414 rooms in operation. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Orange Hotel Select, Crystal Orange Hotel, Manxin Hotels & Resorts, Joya Hotel, and Blossom Hill Hotels & Resorts. Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business mainly includes leased, manachised and franchised models. Under the lease model, Huazhu directly operates hotels typically located on leased properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. In addition, Huazhu has a limited number of hotels in owned or partially owned properties. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2019, Huazhu operates 83 percent of its hotel rooms under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

About Deutsche Hospitality

Deutsche Hospitality operates 118 hotels and 36 hotels under development in 19 countries in Europe, the Middle East and Africa. Deutsche Hospitality brings together five separate hotel brands under a single umbrella. Steigenberger Hotels & Resorts has 60 hotels housed in historic traditional buildings and lively city residences and offers health and beauty oases set at the very heart of nature. MAXX by Steigenberger is a new and charismatic concept, which places the focus on the essential in accordance with its motto “MAXXimize your stay”. Jaz in the City branded hotels reflect metropolitan lifestyle and draw upon the local music and cultural scene. IntercityHotel offers more 40 upper mid-range urban hotels, all of which are located within easy walking distance of railway stations or airports. And Zleep Hotels – a well-known and successful hotel brand in Scandinavia which offer service and design at a great rate for the many. Deutsche Hospitality’s history dates back to 1930 when German entrepreneur Albert Steigenberger took over his first hotels and built it into a consortium under the Steigenberger brand. In 2016, the Steigenberger Hotel Group was renamed Deutsche Hospitality.

Please visit https://www.deutschehospitality.com/en for more information.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging in China; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Huazhu Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com